UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

THE GAP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald G. Fisher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 65,765,078*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 65,765,078*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,765,078*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1% +

12.	Type of Reporting Person (See Instructions) IN

* As of February 9, 2007.

+ Based on 810,622,757 shares of Issuer's common stock outstanding as of November 29, 2006.

Item 1. Issuer.
	(a)	Name of Issuer The Gap, Inc. (the "Issuer")
	(b)	Address of Issuer’s Principal Executive Offices Two Folsom Street San Francisco, CA 94105

Item 2. Security and Background.
	(a)	Name of Person Filing Donald G. Fisher (the "Reporting Person")
	(b)	Address of Principal Business Office or, if none, Residence Two Folsom Street San Francisco, CA 94105
	(c)	Citizenship The Reporting Person is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 364760-10-8

Item 3.	Filings under Rules 13d-1(b), or 13d-2(b) or (c).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 65,765,078 (as of February 9, 2007)
(b) Percent of class: 8.1%
(c) Number of Shares as to which the person has voting and dispositive power:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or to direct the vote: 65,765,078 (as of February 9, 2007)
(iii) Sole power to dispose of or to direct the disposition: 0
(iv) Shared power to dispose or to direct the disposition: 65,765,078 (as of February 9, 2007)

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Executed this 9th day of February 2007.

By:	*

Donald G. Fisher

		*By:	/s/ Jane Spray

Jane Spray, Attorney-in-Fact

* This Schedule 13G was executed by Jane Spray as Attorney-in-Fact for Donald G. Fisher pursuant to the Power of Attorney attached as Exhibit A to Donald G. Fisher's Schedule 13G filed on February 12, 2002, which is incorporated herein by reference.